SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

               __________________________________


                            FORM 11-K

                          ANNUAL REPORT
                    PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934




(Mark One):

/X/   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [FEE REQUIRED].
      For the fiscal year ended May 31, 1994.

                               OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
      For the transition period from __________ to __________.

Commission file number:  1-1185

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


        Voluntary Investment Plan of General Mills, Inc.


    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       General Mills, Inc.
               Number One General Mills Boulevard
                  Minneapolis, Minnesota 55426
             (Mail: P.O. Box 1113, Zip: 55440-1113)


                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the Voluntary Investment Plan of
General Mills, Inc. has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                           VOLUNTARY INVESTMENT PLAN OF
                           GENERAL MILLS, INC.



                           By: /s/ Eugene L. Sailer
                              Eugene L. Sailer, Chairman
                              Plan Committee of the Voluntary
                              Investment Plan of General Mills, Inc.

Date:  November 22, 1994